Exhibit 1.02

Nanosphere, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) of Nanosphere, Inc. (the “Company”) has been prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule (“Conflict Minerals”) are necessary to the functionality or production of those products. These Conflict Minerals are gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten. The covered countries for purposes of the Rule and this Report are the Democratic Republic of Congo (the “DRC”), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”).

The Company provides targeted molecular diagnostic tests that can lead to earlier disease detection, optimal patient treatment and improved healthcare economics. The Company’s platform, the Verigene System, is comprised of a microfluidics processor, a touchscreen reader and disposable test cartridges that operates as a bench-top molecular diagnostics workstation that is an advanced platform for genomic and protein testing.

The Company has defined a comprehensive Conflict Minerals policy covering existing raw material and a governance model for sustainable compliance. In compliance with such policy, the Company has completed a comprehensive analysis of raw materials used in manufacturing and determined that conflict minerals gold, tin and tantalum are present in some of the components of the Verigene System and are necessary to the functionality or production of the Verigene System. Accordingly, a list of impacted suppliers providing these components was created. The Company then commenced a due diligence process required by the Rule in respect of the chain of custody of its Conflict Minerals in accordance with the Organization for Economic Cooperation and Development (OECD) Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. As part of this due diligence, a Reasonable Country of Origin Inquiry (RCOI) was started by providing the Electronic Industry Citizenship Coalition and Global e-Sustainability (the “EICC/GeSI”) Conflict Minerals Reporting Template to all the impacted suppliers.

In conducting its due diligence, the Company relied on its direct suppliers to provide information on the origin of the Conflict Minerals contained in the Company’s products. The due diligence process the Company used to try to determine the origin of its Conflict Minerals contained in its products included: (1) sending letters to the Company’s direct suppliers, explaining the Rule and referring the suppliers to online training materials and instructions; (2) conducting a supply-chain survey with the Company’s direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template to, among other things, identify the smelters and refiners of Conflict Minerals.

contained in the Company’s products and to determine if such minerals are from scrap and recycled sources; (3) reviewing responses that the Company received from its suppliers and following up on inconsistent, incomplete, and inaccurate responses; and (4) sending reminders to suppliers who did not respond to the Company’s requests for information.

Based on the results of the Company’s due diligence efforts to date, the Company is not able to determine the country of origin of its Conflict Minerals procurement in 2013 nor the facilities used to process the Conflict Minerals that are used in the component parts of the Verigene System for the following reasons: (1) the Company does not purchase Conflict Minerals directly from smelters, (2)the Company does not make purchases of raw ore or unrefined Conflict Minerals, (3) the Company does not purchase Conflict Minerals directly from the DRC or an adjoining country, (4) some suppliers provided incomplete responses to the Company’s due diligence inquiries, and (5) some suppliers did not respond to the Company’s due diligence inquiries.

This Report is not subject to an independent private sector audit (“IPSA”) since the Rule does not require an IPSA for the first two years following November 13, 2012.

A copy of this Report is publicly available on the Investor Relations section of the Company’s website at http://www.nanosphere.us/investors/corporate-governance.